201 South Main Street Suite 1800 Salt Lake City, Utah 84111 Telephone 801.532.1234 Facsimile 801.536.6111	Joseph L. Broom Attorney at Law Direct Dial (801) 536-6951 E-Mail JBroom@parsonsbehle.com

March 31, 2006

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 04-05

Washington, DC 20549-0405

Re:	Sterling Mining Company (the “Company”)
Amendment No. 1 to Registration Statement on Form 10
File No. 0-51669
Filed February 13, 2006

Dear Mr. Schwall:

The Company has received the comment letter from the staff of the Commission dated March 8, 2006 (“Comment Letter”) pertaining to the above referenced registration statement on Form 10 (the “Registration Statement”). The Company is filing Amendment No. 2 to the Registration Statement (the “Amendment”) containing changes in response to the Comment Letter, which is marked to show changes in the manner required by Regulation S-T. Under separate cover we are sending three courtesy paper copies of the redlined Amendment and this letter to facilitate your review.

This letter contains the Company’s responses to the Comment Letter and additional information we believe to be relevant to your review of the Amendment. Attached to this letter is a separate statement from the Company, acknowledging certain matters as requested in the Comment Letter. To assist the staff of the Commission in completing its review of the Amendment, the numbered paragraphs in this response letter correspond to the numbered paragraphs of the Comment Letter. A page references in our response is to the page in the Amendment where a change was made in response to the comment.

Mr. Roger Schwall

United States Securities and Exchange Commission

March 31, 2006

Page Two

Comments and Responses

1.	We reissue prior comment two of our letter dated January 13, 2006. In this regard, we note the recent financing transactions disclosed in the Form 8-K filed by the company on February 17, 2006. Please revise the registration statement to include a description of the financing and securities issues. Further, in accordance with General Instruction C(b) of Form 10, please continue to update the disclosure in the registration statement.

The Company has updated its disclosure throughout the registration statement in response to this comment. We draw your attention specifically to “Item 10 – Recent Sales of Unregistered Securities.”

2.	Please provide support for the factual assertions that you make throughout the document. For example, please provide support for your statement that the Couer d’Alene Mining district is “one of the richest silver districts in the world.” Please provide support for similar assertions made throughout the document.

The Company has made further revisions throughout the registration statement in response to this comment.

Item 1.A. Rick Factors, page 6

3.	We note the revisions made to the risk factor discussion and the removal of the risk factor disclosure regarding your exposure to mine safety regulations. Given your planned operations, it would appear that such regulations are applicable to you. Moreover, we note disclosure on page 6 in which you state that the company has hired a Safety and Environmental compliance officer for the Sunshine Mine. Please advise us of the reason for the removal of the risk factor discussion or reinstate the discussion.

In response to this comment, the Company has inserted a risk factor dealing with safety and regulatory issues.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 11

4.	We note your response to comment 17 from our letter dated January 13, 2006. Please expand your liquidity and capital resources discussion and analysis to address your history of issuing common stock at prices less than listed market prices. Explain how you intend to finance your operations and whether it is reasonably likely that you will continue to provide discounts from listed market prices. Refer to FRC Section 501.13 for further guidance.

In response to this comment, the Company has expanded its discussion of liquidity and capital resources, as reflected in the Amendment.

Mr. Roger Schwall

United States Securities and Exchange Commission

March 31, 2006

Page Three

5.	Please disclose how long you anticipate you will be able to fund your operations with the cash you currently have. We note that your cash expenses range from $100,000 to $150,000.

The Company has responded to this comment by inserting additional disclosure in its discussion of liquidity and capital resources, as reflected in the Amendment.

Certain Relationships and Related party Transactions, page 46

6.	We note the response to prior comment 25 and partially reissue the comment. Please revise to specify whether each of the transactions listed were on terms that would have been received had the transaction been entered into with an unaffiliated third party. Further, please clarify your disclosure regarding the total amount of money and terms of the loans extended to Mr. Sutti during fiscal 2004. We note disclosure that $54,871 of loans provided by the company to Mr. Sutti in 2004 was repaid in 2005, yet your disclosure also states that only $9,065 was loaned to Mr. Sutti in fiscal 2004. Please clarify your disclosure accordingly.

Mr. Sutti acts in the capacity of a general manager for the Company’s Mexican subsidiary, Sterling Mining De Mexico, S.A. De C.V. As such, he is authorized to make purchases of up to approximately $50,000 for property, equipment, supplies and additional mineral concessions. During the acquisition period for these items, monies are advanced under a general note until all of the legal and paperwork necessary in Mexico are completed and prior to the actual delivery of documentation to our Mexican subsidiary. Though these transactions are in reality simply advances for items purchased by Mr. Sutti on behalf of the Company, the transactions with Mr. Sutti are considered related party transactions since he is a shareholder and a royalty beneficiary of the Company’s operations. The distinction is between the funds advanced to Mr. Sutti awaiting the formalization of the underlying legal work for additional equipment and mineral concessions, and the funds advanced for other purposes. The Company holds Mr. Sutti responsible for the funds advanced until all of the materials or legal documents are delivered to the Company. Upon the proper of delivery of the materials and documents, the Mexican subsidiary is recording the proper underlying asset. None of the acquisition of property is deemed complete until Mr. Sutti has had the legal documents completed.

The Company has revised the disclosures concerning this matter to more clearly reflect the trail of the transactions.

Mr. Roger Schwall

United States Securities and Exchange Commission

March 31, 2006

Page Four

Financial Statements, page 55

7.	We note your response to comment 26 from our letter dated January 13, 2006. Please expand your accounting policies footnote to include a policy on how you account for asset retirement obligations. In addition, expand your disclosure on page 21 to clearly indicate that you will be obligated to settle the remediation and reclamation cost only if you re-open and operate the Sunshine Mine.

In response to this Comment, the Company has expanded its disclosure in its accounting policies footnote. In addition, the Company has revised the following disclosure on page 21: “However, the Company may incur mine remediation and reclamation costs at such a time that closure occurs, which we would only be obligated to pay if we re-open and operate the Sunshine Mine.”

Consolidated Financial Statements for the Years Ended December 31, 2004, 2003, and 2002, page 79

8.	We note your response to comment 28 from our letter dated January 13, 2006. Please provide segment disclosure for 2004, 2003, and 2002 for each of your two reportable segments. If it is impracticable to prepare segment information for 2004, 2003, and 2004 on a basis consistent with your 2005 segment disclosures, then disclose that you have not restated your segment information for the earlier periods. If you cannot prepare restated segment information, then please explain to us why not. Refer to paragraphs 34 and 35 of SFAS 131 for additional guidance.

The Company acknowledges your comment, and after reviewing SFAS 131, the Company has modified its segment accounting notes to reflect the best information available for the period beginning with acquisition of its Mexican subsidiary. Therefore, information for 2004 and 2005 only is being presented; the Company had no segments in 2003 or 2002. All activity for 2003 and 2002 would only be the main corporate activities of the Company and would appear not to have to be included in the note.

Mr. Roger Schwall

United States Securities and Exchange Commission

March 31, 2006

Page Five

Consolidated Statements of Cash Flows, page 85

9.	We note from your response to comment 33 from our letter dated January 13, 2006, that you have removed the subtotal after “loss allocated to minority interests.” However, it appears that the subtotal remains. We re-issue our prior comment 33.

In response to this comment, the Company has deleted the minority interests subtotal on the Consolidated Statement of Cash Flows.

Foreign Currency Translation, page 91

10.	We note your response to comment 36 from our letter dated January 13, 2006. It is not appropriate for you to determine your functional currencies based upon the relative ease of accounting and consolidation. Absent any salient economic factors to support using the U.S. dollar as the functional currency for your Mexican subsidiary, please revise your financial statements to present them using the Mexican peso as the functional currency. If you believe the impact to your consolidated financial statements for the periods reported is immaterial, please provide us with an analysis support how you arrived at that conclusion.

The foreign currency translation issue is a complex one for the Company, but the Company believes that there are salient economic factors to support using the U.S. dollar as the functional currency for its Mexican subsidiary. First, it should be understood that the Company’s Mexican subsidiary is maintaining both pesos and dollar denominated accounts. All revenues are denominated in dollars and approximately 40% of all expenses are paid in dollars. All investment funds advanced by the parent are in dollars. Part of the subsidiary’s accounting for the actual on-site operations is done in pesos. The pesos accounting is then added to the dollar activities to derive dollar based financial information. All management decisions, both at the parent and subsidiary levels are based upon the dollar denominated financial information.

The difference between accounting for the subsidiary in pesos or dollars is basically the difference between the treatments of the foreign currency transaction verses translation accounting. Currently, the Company is recognizing all adjustments for the changes in value of the pesos denominated accounts as transaction changes through the Statement of Operations. If the Mexican subsidiary was denominated exclusively in pesos as its functional currency, the foreign currency adjustment would be translation adjustment to other comprehensive income.

Mr. Roger Schwall

United States Securities and Exchange Commission

March 31, 2006

Page Six

The Company is currently maintaining the books based upon the substantial dollar activities and adjusting the pesos transactions to the dollar denominated books. Once the Mexican subsidiary is fully operational and expanding, the Company may change its accounting and allow the subsidiary to operate separate from the parent. Currently, the need for additional dollar investments and the substantial transactions which are in dollars, both revenue and expenses, would warrant that the parent’s functional currency would be the functional currency for both entities. In reviewing the requirements of SFAS No. 52, paragraph 42, it would seem clear that the parent’s functional currency would still be dominant. The Company would be forced to translate substantial transactions into pesos just to have them translated back into dollars with the results being defused because of the nature of the estimates used for currency changes.

In light of the foregoing, the Company has revised the subject paragraph in Note 1 to its financial statements to read as follows:

Foreign Currency Translation

The Company created a Mexican subsidiary during 2004 for the purpose of exploration and exploitation of silver bearing minerals in Mexico. The Company translates into United States dollars its assets, liabilities, revenues, expenses, gains, and losses on the transactions of its Mexico subsidiary according to generally accepted accounting principles when those transactions are reported. Management has concluded that for the purposes of financial reporting, the functional currency of the Mexican subsidiary is the US dollar. Consequently, management uses the temporal method of foreign currency translation.

Note 3 – Marketable Securities and Investments, page 94

11.	We note your response to comment 38 from our letter dated January 13, 2006, where you state that the cost and fair market value were identical. We cannot ascertain from your response or disclosure how you determined the fair market value of the options. Please disclose how you determined the fair market values and describe the assumptions used in valuing the options and warrants.

The Company has added the following disclosure to Note 3: “Options and Warrants are recorded at fair market value, calculated using a conventional Black Scholes pricing model. Assumptions made in estimating the fair value include the risk free interest, volatility, and expected life.”

Mr. Roger Schwall

United States Securities and Exchange Commission

March 31, 2006

Page Seven

Engineering Comments

General

12.	As a US incorporated company, only proven and profitable reserves may be disclosed as defined by Industry Guide 7. All tonnage and grade disclosures must specify these classifications. Resources, weather measured, indicated, or inferred are not permitted. Reserve and resource estimates reported or disclosed by predecessor, such as Sunshine Precious Metals, or other associated companies will require proper updated documentation to be publicly disclosed. Please modify your website accordingly.

The Company has modified its website in response to this comment in order to comply with the reserve disclosure requirements of Industry Guide 7.

Royal Apex, page 31

13.	We reissue comment 48. As a general checklist, when reporting the results of sampling and chemical analysis:

•	Disclose only weighted-average sample analyses associated with a measured length or a substantial volume.

•	Eliminate all analyses from “grab” or “dump” samples, unless the sample is of a substantial and disclosed weight.

•	Eliminate all disclosure of the highest values or grades of sample sets.

•	Eliminate grades disclosed as “up to” or “as high as.”

•	Eliminate statements containing grade and/or sample-width ranges.

•	Aggregated sample values from related locations should be aggregated based on a weighted average of lengths of the samples.

•	Generally, use tables to improve readability of sample and drilling data.

•	Soil samples may be disclosed as a weighted average value over an area.

•	Refrain from reporting single soil sample values.

•	Convert all ppb quantities to ppm quantities for disclosure.

Mr. Roger Schwall

United States Securities and Exchange Commission

March 31, 2006

Page Eight

In response to this comment, the Company has amended its disclosure and changed or eliminated all ppm references in the Amendment.

If you have any questions on the Amendment or our response, please do not hesitate to call.

Sincerely,

PARSONS BEHLE & LATIMER

/s/ Joseph L. Broom

STATEMENT OF STERLING MINING COMPANY

Sterling Mining Company hereby acknowledges to the Securities and Exchange Commission (the “Commission”) that:

•	Sterling Mining Company is responsible for the adequacy and accuracy of the disclosure in its Registration Statement on Form 10 and any amendment thereto (collectively the “Filing”);

•	Comments from the staff of the Commission or changes to disclosure in response to such comments do not foreclose the Commission from taking any action with respect to the Filing; and

•	Sterling Mining may not assert comments from the staff of the Commission as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

Dated this 31st day of March, 2006.

Sterling Mining Company

By:	/s/ Ray DeMotte
Ray DeMotte, President